AUDITORS’ CONSENT

The Board of Directors of Voyageur Panel Limited

We have read the Form F-4 Registration Statement of Ainsworth Lumber Co. Ltd. (the “Company”) dated June 1, 2004 relating to the offering of US $110,000,000 of 6.75% senior notes due March 15, 2014 of the Company. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the use in the above-mentioned Registration Statement of our report to the directors of Voyageur Panel Limited on the balance sheets of Voyageur Panel Limited as at December 31, 2003 and 2002 and the statements of earnings (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2003. Our report is dated April 27, 2004.

/s/   KPMG LLP

Chartered Accountants

Winnipeg, Canada
June 1, 2004